Exhibit 1.02
Conflict Minerals Report

Introduction
This is the Conflict Minerals Report of Covidien Public Limited Company (Covidien) for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside the supply chain). Numerous terms used in this Report are defined in Rule 13p-1 of the Securities and Exchange Act of 1934 (Rule 13p-1) and Form SD.
Due Diligence Framework
In accordance with Rule 13p-1, Covidien undertook due diligence efforts to determine whether the conflict minerals in its products that are necessary to the functionality or production of the products (necessary conflict minerals), were or were not “DRC conflict free.” Covidien designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Measures Performed
As part of its due diligence efforts, Coviden:

•	Established a cross-functional conflict minerals steering committee to direct the overall efforts of the conflict minerals compliance program.

•	Established a policy for the supply chain of minerals from the Democratic Republic of the Congo or one of the adjoining countries, which is available at www.covidien.com.

•	Developed a grievance mechanism to report any policy violation to a Covidien representative via a conflict minerals e-mail box.

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Initiated engagement with affected suppliers by sending a letter notifying them that Covidien is subject to Section 1502 of the Dodd-Frank Act and that their cooperation in responding to a conflict minerals survey is expected.

•	Developed a training presentation for suppliers that covers the highlights of the law and provides suppliers with detailed instructions on how to respond to Covidien’s conflict minerals survey.

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Conducted a supply chain survey of 859 direct suppliers that supply Covidien with products or components that may contain necessary conflict minerals. This survey was based on the Electronics Industry Citizenship Coalition (EICC) / Global eSustainability Initiative (GeSI) Conflict Minerals Reporting Template. Covidien received 527 completed surveys or credible declarations, representing a 61% response rate.

A key element of responding to identified risks was to review the nature and overall risk of supplier responses received. Elements of Covidien’s due diligence process designed to respond to identified risks included:

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Performing a red flag review of all supplier responses. This red flag review consisted of nine logical tests based on supplier answers to questions contained in the EICC/GeSI Conflict Minerals Reporting Template. Responses that failed a minimum of one red flag review test were singled out for additional follow up to assess risk.

•	Sending follow-up corrective action letters when incomplete or inconsistent supplier responses were received.

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Directing suppliers receiving corrective action letters to review Covidien’s conflict minerals training program and provide updated information in a timely manner. The conflict minerals training program highlights the importance of responsible sourcing to Covidien and provides step by step instructions on how to respond to the survey.

•	Comparing smelters that were identified in supplier responses to the Conflict Free Smelter Initiative (CFSI) to assist in supplier risk assessment.

•	Sending up to three escalation letters to suppliers that did not respond to Covidien’s initial survey request.
Independent Private Sector Audit
An independent private sector audit is not required.
Determination
Covidien is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners who provide minerals and ores. Covidien does not, to the best of its knowledge, directly purchase from any of the covered countries. Therefore, Covidien does not perform or direct audits of smelters and refiners within its supply chain. As a result, Covidien’s due diligence efforts rely on cross-industry initiatives, such as those led by the EICC and GeSI, namely the CFSI, to conduct smelter and refiner due diligence.
Covidien’s products include:

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Advanced Surgical Products, which primarily includes stapling, vessel sealing, fixation (hernia mechanical devices), mesh, hardware and ablation products, and interventional lung and gastrointestinal solutions;

•	General Surgical Products, which primarily includes surgical instruments, sutures, and electrosurgery and biosurgery products;

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Peripheral Vascular Products, which includes compression, dialysis and venous insufficiency products, peripheral stents and directional artherectomy products, as well as other products to support procedures;

•	Neurovascular Products, which includes coils, neurovascular stents and flow diversion products, as well as access and delivery products to support procedures;

•	Patient Monitoring Products, which includes sensors, monitors and temperature management products;

•	Airway & Ventilation Products, which primarily includes airway, ventilator and inhalation therapy products and breathing systems;

•	Nursing Care Products, which primarily includes incontinence, enteral feeding, wound care, urology and suction products; and

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Patient Care Products, which includes medical surgical products, such as operating room supply products and electrodes; OEM products, which are various medical supplies manufactured for other medical products companies; and SharpSafetyTM products, which includes needles, syringes and sharps disposal products.

Due to the lack of detail in the responses received from suppliers and the fact that many companies are in the early stages of querying their own supply chain, Covidien is unable to provide a description of the facilities that processed the necessary conflict minerals used in the production of its products.